UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hooper Holmes, Inc.
(Name of Issuer)

Common Stock, $0.04 par value
(Title of Class Securities)

439104100
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


October 9, 2013
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))


CUSIP No. 439104100
13D


1. NAME OF REPORTING PERSONS
   J. Carlo Cannell


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC/OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   9,946,766*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   9,946,766*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9,946,766*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14.24%*


14. TYPE OF REPORTING PERSON*

   HC

1. NAME OF REPORTING PERSONS
   Cannell Capital LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC/OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   9,946,766*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   9,946,766*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9,946,766*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14.24%*


14. TYPE OF REPORTING PERSON*

   IA

 * Based on information set forth on the Form 10-Q of Hooper Holmes, Inc., Inc. (the "Issuer") as filed with the Securities and Exchange Commission on August 14, 2013, as of July 31, 2013 there were 69,865,387 outstanding shares of the Issuer's common stock with $0.04 par value (the "Common Shares").

As of October 9, 2013 (the "Reporting Date"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (("Cannell SMAs") and collectively with Tristan and Tristan Offshore, the "Investment Vehicles"), held in the aggregate 9,946,766 shares. Cannell Capital LLC acts as the investment adviser to Tristan, Tristan Offshore, and the Cannell SMAs and Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 9,946,766 shares, or approximately 14.24% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.  Security and Issuer

This statement relates to the Common Stock with $0.04 par value (the "Shares"), of Hooper Holmes, Inc., (the "Issuer"), a New Jersey corporation. The address of the principal executive offices of the Issuer is 170 Mt. Airy Road Basking Ridge, New Jersey 07920.

Item 2.  Identity and Background

a) The name of the Reporting Person is J. Carlo Cannell (the "Reporting
Person").

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively with the Cannell SMAs, the "Investment Vehicles"):

     Tristan Partners, L.P.
     Tristan Offshore Fund, Ltd.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   310 East Pearl Street, Unit A.
   Jackson, WY 83001.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

   Tristan Partners, L.P.: $3,462,697
   Tristan Offshore Fund, Ltd.: $1,264,353
   Cannell Separately Managed Accounts: $840,111

  The Investment Vehicles have invested an aggregate amount of approximately $5,567,161 in the Shares.

Item 4.  Purpose of Transaction

The Reporting Person identified the Issuer as an entity satisfying each Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Common Shares of the Issuer as a long-term investment.

The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person's continuing evaluation of the business and prospects of the Issuer and other factors.

On October 9, 2013 the Reporting Person put forth a proposal that relates to and affects the matters referred to in paragraphs (a) through (j) of
Item 4 of a Schedule 13D. The letter is attached as an Exhibit to this schedule and incorporated by reference in this Item 4 in its entirety.

Item 5.  Interest in Securities of the Issuer

Based on information set forth on the Form 10-Q of Hooper Holmes, Inc., Inc. (the "Issuer") as filed with the Securities and Exchange Commission on August 14, 2013, as of July 31, 2013 there were 69,865,387 outstanding shares of the Issuer's common stock with $0.04 par value (the "Common Shares").

(a) As of October 9, 2013 (the "Reporting Date"), the Reporting Person owned 9,946,766 shares, or approximately 14.24% of the shares deemed issued and outstanding as of the Reporting Date.

(b)  The number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote:
9,946,766 shares, or approximately 14.24% of the shares

ii. Shared power to vote or to direct the vote:
0 shares

iii. Sole power to dispose or to direct the disposition of:
9,946,766 shares, or approximately 14.24% of the shares

iv. Shared power to dispose or to direct the disposition of:
0 shares

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person (each of which was effected in an ordinary brokerage transaction by Reporting Person).

PURCHASES

Date            Entity             Quantity     Price per Share
8/14/2013       Tristan            76545        $0.38
8/14/2013       Tristan Offshore   32100        $0.38
8/15/2013       Tristan            1700         $0.37
8/15/2013       Tristan Offshore   700          $0.37
8/16/2013       Tristan            175364       $0.36
8/16/2013       Tristan Offshore   73500        $0.36
8/21/2013       Tristan            400          $0.37
8/21/2013       Tristan Offshore   200          $0.37

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1, a letter, dated October 9, 2013, to Mr. Ronald Aprahamian, Chairman of the Board of the Issuer.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 2013

J. Carlo Cannell


By:  /s/ J. Carlo Cannell

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cannell Capital LLC

Name:                   			J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 310 East Pearl Street
Unit A., Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex B

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


10/10/2013
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title


____________________________________________________________________

Exhibit 1
                                         October 9, 2013



Mr. Ronald Aprahamian
Chairman of the Board
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Dear Mr. Aprahamian,

Cannell Capital LLC ("CC") writes today with several suggestions and comments for Hooper Holmes, Inc. ("HH"), the common equity of which CC, or accounts managed by CC, owns 14.2% as of September 30, 2013.

First, in our opinion, the size and remuneration of the Board of Directors ("BOD") is too large. The $73,000 to $104,000 each non-executive member has received per annum as the stock price has slid from $17.43 in April 2000 to $0.36 in August 2013 is galling. We estimate aggregate cash compensation of $1.0 million for its six directors. That is simply not reasonable (see Exhibit "A" enclosed). Given the pro forma size following the divestiture of Portamedic, which we reckon should decrease revenues 60%, we call for the removal of Elaine Rigolosi for two reasons (i) as Chair of the Compensation Committee she is culpable for the egregiousness of compensation over her 25 terms; (ii) she is in our opinion less qualified than other new members of the Board.

Second, the BOD should "downgrade" the auditor of HH. The $593,000 that KPMG LLP received last year is excessive given the current manifestation of HH. As part and parcel of this downgrade we call for the BOD to effect a reverse stock split sufficient - amongst other measures - to effect in a Form 15 filing a notice of its intent to "go dark." (Here is list of pros and cons for which we suggest for illustrative purposes: http://www.andrewskurth.com/pressroom-publications-126.html ).

Lastly, we wish to congratulate HH for negotiating the sale of Portamedic. Our 2015 forecast of the Health & Wellness segment, now unencumbered by the Portamedic "cancer", is as follows:

(FY Dec, $ Million)             Good            Great
Health & Wellness Growth        20%             25%
Revenue                         $72             $78
Net Income                        2               4


We are gratified by the recent progress. We think the current pro forma enterprise value of $12 million is a paltry price to pay for a growing and good margin business, now liberated from the musty legacy business. Combined with continued and robust reduction of superfluous expenses, we believe this "phoenix" could yield over $8 million in cash flow from operations in the next couple of years. This would imply an attractive high-double-digit-percent return should a strategic buyer become interested in this growing niche - an outcome for which we both foretell and hope.

Sincerely,

/s/
J. Carlo Cannell
Managing Member


Exhibit "A"

We estimate the total cash compensation to members of the Board of Hooper Holmes in 2013, using 2012 data when available, as follows:

                        Cash            Bonus           Total
Ronald V. Aprahamian    $85,833         -
Larry Ferguson          $100,667        -
Dr. Elaine Rigolosi     $70,250         -
Thomas A. Watford       $72,750         -
Gus D. Halas            $88,500         -
Henry E. Dubois         $375,000        $187,500
Total                   $793,000        $187,500        $980,500